Exhibit 99.2
Satyam Computer Services Limited
Regd. office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q2 — 2009
Business Outlook
1.	For fiscal 2009, under US GAAP, revenue is expected to be between US$2.55 bn and US$2.59 bn, implying a growth rate of 19.0% to 21.0% over fiscal 2008. Basic earning per ADS for fiscal 2009 is expected to be between US$1.47 and US$1.50, implying a growth rate of 17.6% to 20.0% over fiscal 2008.

2.	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs 11,273 crore and Rs 11,475 crore, implying a growth rate of 33.0% to 35.4% over fiscal 2008. EPS for the full year is expected to be between Rs. 33.57 to Rs. 34.10, implying a growth rate of 33.0% to 35.1%.

3.	For Q3 FY 2009, under US GAAP, revenue is expected to be between US$634.0 mn and US$652.2 mn. Basic earning per ADS* for the quarter is expected to be between US$0.35 and US$0.36

4.	For Q3 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs 2,945 crore and Rs 3,034 crore, implying a growth rate of 4.4% and 7.6%; EPS for the quarter is expected to be between Rs. 8.39 to 8.65.

*	Excluding Fringe Benefit Tax (FBT) on ESOPs
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
•	Revenue was Rs.2819.29 crore; a YoY increase of 38.8% and a sequential increase of 7.6%.

•	Net Profit after Tax was Rs. 580.9 crore; a YoY increase of 42.0% and a sequential increase of 6.1%.

•	EPS for Q2 2009 was Rs. 8.63; a YoY increase of 41.0% and a sequential increase of 5.8%.

•	EBITDA margin for the quarter was 23.1%
US GAAP Highlights
The highlights of the results under US GAAP are:
•	Revenue was US$652.2 mn; up 28.0% YoY and 2.3% sequentially.

•	Net Income was $132.3 mn; YoY increase of 29.8% and a sequential increase of 4.5%.

•	Basic earning per ADS for the quarter was US$0.39; increase of 25.8% YoY and up 2.6% sequentially.

•	Operating margins (EBIT) for the quarter was 20.33%.
Others
•	The number of associates including the subsidiaries and joint ventures stood at 52,865 as at September 30, 2008.

•	Attrition on a trailing twelve months basis fell to 12.3% from 12.6% in Q1 FY09. Annualized quarterly attrition for the quarter stood at 12.7%

•	33 Customers added during the quarter.

Consolidated financial results as per Indian GAAP

Rs. in crores except as stated otherwise

				Growth
				over		Growth over			Growth over
				quarter	Quarter	quarter			half-year
		Quarter ended		ended	ended	ended	Half-year ended		ended	Year ended
		September 30,		September	June 30,	June 30,	September 30,		September	March 31,
Sl.		(unaudited)		30, 2007	(unaudited)	2008	(unaudited)		30, 2007	(audited)
No.	Particulars	2008	2007	(%)	2008	(%)	2008	2007	(%)	2008
1	Income from services
	— Exports	2,739.64	1,965.19	39.41	2,542.81	7.74	5,282.45	3,742.13	41.16	8,220.84
	— Domestic	79.65	66.53	19.72	78.02	2.09	157.67	119.78	31.63	252.65
	Total	2,819.29	2,031.72	38.76	2,620.83	7.57	5,440.12	3,861.91	40.87	8,473.49
2	Other income	79.58	110.54	(28.01)	33.12	140.28	112.70	173.74	(35.13)	267.20
3	Total income	2,898.87	2,142.26	35.32	2,653.95	9.23	5,552.82	4,035.65	37.59	8,740.69
4	Personnel expenses	1,721.10	1,302.75	32.11	1,541.21	11.67	3,262.31	2,408.93	35.43	5,259.50
5	Cost of software and hardware sold	0.43	0.68	(36.76)	0.26	65.38	0.69	0.93	(25.81)	2.32
6	Operating and administration expenses	446.84	325.59	37.24	447.09	(0.06)	893.93	639.06	39.88	1,376.84
7	Total expenditure	2,168.37	1,629.02	33.11	1,988.56	9.04	4,156.93	3,048.92	36.34	6,638.66
8	Profit before interest, depreciation/ amortization and taxation (PBIDT)	730.50	513.24	42.33	665.39	9.78	1,395.89	986.73	41.47	2102.03
9	PBIDT margin	25.20%	23.96%	—	25.07%	—	25.14%	24.45%	—	24.05%
10	Operating profit (PBIDT without other income)	650.92	402.70	61.64	632.27	2.95	1,283.19	812.99	57.84	1,834.83
11	Operating profit margin	23.09%	19.82%	—	24.12%	—	23.59%	21.05%	—	21.65%
12	Financial expenses	13.21	4.18	216.03	5.74	130.14	18.95	7.50	152.67	20.19
13	Depreciation/amortization	64.48	39.06	65.08	46.70	38.07	111.18	77.75	43.00	163.59
14	Profit before taxation [8-(12+13)]	652.81	470.00	38.90	612.95	6.50	1,265.76	901.48	40.41	1,918.25
15	Provision for taxation	71.96	60.91	18.14	65.25	10.28	137.21	114.07	20.29	230.36
16	Profit after taxation before minority interest	580.85	409.09	41.99	547.70	6.05	1,128.55	787.41	43.32	1,687.89
17	Minority interest	—	—	—	—	—	—	—	—	—
18	Profit after taxation and minority interest	580.85	409.09	41.99	547.70	6.05	1,128.55	787.41	43.32	1,687.89
19	PAT to total income	20.04%	19.10%	—	20.64%	—	20.32%	19.51%	—	19.31%
20	Paid-up equity share capital (Par value of Rs.2 per share)	134.70	133.71	—	134.50	—	134.70	133.71	—	134.10
21	Reserves excluding revaluation reserves	8,234.59	6,334.97	—	7,702.60	—	8,234.59	6,334.97	—	7,103.27
22	EPS — basic (Rs.) (on par value of Rs. 2 per share)	8.63	6.12	41.01	8.16	5.76	16.79	11.79	42.41	25.24
23	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	8.47	5.97	41.88	8.00	5.87	16.48	11.51	43.18	24.71
24	Dividend per share (on par value of Rs. 2 per share)
	— Interim dividend (Rs.)	1.00	1.00	—	—	—	1.00	1.00	—	1.00
	— Final dividend (Rs.)	—	—	—	—	—	—	—	—	2.50
25	Public shareholding
	— Number of shares	484,813,312	479,566,889	—	483,897,626	—	484,813,312	479,566,889	—	481,399,447
	— Percentage of shareholding	71.99	71.74	—	71.96	—	71.99	71.74	—	71.80

Segment Reporting:
1	Segment revenue
	Information technology services	2,785.50	1,985.90	40.26	2,591.93	7.47	5,377.43	3,781.26	42.21	8,293.84
	BPO	55.62	60.89	(8.65)	48.97	13.58	104.59	109.54	(4.52)	242.75
	Total	2,841.12	2,046.79	38.81	2,640.90	7.58	5,482.02	3,890.80	40.90	8,536.59
	Less: Inter segment revenue	21.83	15.07	44.86	20.07	8.77	41.90	28.89	45.03	63.10
	Net Sales / Income from operations	2,819.29	2,031.72	38.76	2,620.83	7.57	5,440.12	3,861.91	40.87	8,473.49
2	Segment profit /(loss) before tax and interest
	Information technology services	586.44	363.64	61.27	585.57	0.15	1,172.00	735.24	59.41	1,671.24
	Less : Financial expenses	13.21	4.18	216.03	5.74	130.14	18.95	7.50	152.67	20.19
	Add: Other income	79.58	110.54	(28.01)	33.12	140.28	112.70	173.74	(35.13)	267.20
	Total profit before tax	652.81	470.00	38.90	612.95	6.50	1,265.75	901.48	40.41	1,918.25
3	Capital employed
	Information technology services	5,148.82	3,217.63	60.02	4,468.95	15.21	5,148.82	3,217.63	60.02	3,888.62

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

3.	The Board of directors has declared an interim dividend of Re. 1 per share (50% on par value of Rs. 2 per share). The record date for payment of interim dividend will be November 1, 2008.

4.	On September 25, 2008, the Company acquired the remaining 50% equity held by Computer Associates Satyam JV Corporation in its joint venture CA Satyam ASP Pvt. Ltd. (“CA Satyam”) for a total consideration of Rs. 5.63 crores. With this acquisition, CA Satyam has become a wholly-owned subsidiary of the Company.

5.	During the quarter ended September 30, 2008, the Company allotted 979,448 equity shares of Rs. 2 each, consequent to exercise of stock options by the Associates.

6.	Details of investor complaints for the quarter ended September 30, 2008:

				Pending as on
	Pending as on	During the quarter		September 30,
Nature	July 01, 2008	Received	Disposed off	2008
Dividends related	0	09	09	0
Others	0	15	15	0
Total	0	24	24	0

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: October 17, 2008	Managing Director
Consolidated financial results as per International Financial Reporting Standards (IFRS)

US$ in millions except as stated otherwise

				Growth					Growth
				over		Growth			over
				quarter	Quarter	over			Half-year
		Quarter ended		ended	ended	quarter	Half-year ended		ended	Year ended
		September 30,		September	June 30,	ended	September 30,		September	March 31,
		(unaudited)		30, 2007	(unaudited)	June 30,	(unaudited)		30, 2007	(audited)
Sl. No.	Particulars	2008	2007	%	2008	2008	2008	2007	%	2008
1	Revenue	652.2	509.6	27.98	637.3	2.34	1289.5	961.9	34.06	2,138.1
2	Gross profit	256.8	177.1	45.00	253.4	1.34	510.2	340.5	49.84	780.8
3	Operating profit	135.4	99.6	35.94	128.1	5.70	263.5	191.1	37.89	413.8
4	Finance income, net	11.2	13.9	(19.42)	14.9	(24.83)	26.1	29.5	(11.52)	60.4
5	Profit before income tax	146.7	113.5	29.25	143.1	2.52	289.8	220.6	31.37	474.3
6	Profit for the period	132.1	99.5	32.76	128.9	2.48	261.0	194.6	34.12	421.8
7	EPADS — Basic (US$)	0.39	0.30	30.00	0.39	0.00	0.78	0.58	34.48	1.27
8	EPADS — Diluted (US$)	0.39	0.30	30.00	0.38	2.63	0.76	0.58	31.03	1.24

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting, and complies with all of the requirements of each of the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. These consolidated interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at September 30, 2008.

3.	Statement showing reconciliation between net profit as per Indian GAAP consolidated and IFRS consolidated financial statements for the quarter and half-year ended September 30, 2008 is as follows:

US$ in million

					Half-year ended		Year ended
		Quarter ended (unaudited)			(unaudited)		(audited)
Sl. No.	Particulars	30-09-2008	30-09-2007	30-06-2008	30-09-2008	30-09-2007	31-03-2008
1	Profit as per Indian GAAP Consolidated Financial Statements	132.9	101.3	131.8	264.7	193.4	421.3
2	Stock based compensation	0.5	(0.8)	(1.3)	(0.8)	(1.4)	(2.6)
3	Others, net	(1.3)	(1.0)	(1.6)	(2.9)	2.6	3.1
4	Net income as per IFRS Financial Statements	132.1	99.5	128.9	261.0	194.6	421.8
Consolidated financial results as per US GAAP

US$ in millions except as stated otherwise

						Growth over			Growth
				Growth over	Three	Three			over six
		Three months		three months	months	months			months
		ended		ended	ended	ended	Six months ended		ended	Year ended
		September 30,		September 30,	June 30,	June 30,	September 30,		September	March 31,
		(unaudited)		2007	(unaudited)	2008	(unaudited)		30, 2007	(audited)
Sl. No.	Particulars	2008	2007	(%)	2008	(%)	2008	2007	(%)	2008
1	Revenues	$652.2	$509.6	27.98	$637.3	2.34	$1,289.5	$961.9	34.06	$2,138.1
2	Gross profit	257.7	179.3	43.73	251.6	2.42	509.3	342.4	48.74	778.9
3	Operating income	132.6	90.3	46.84	134.0	(1.04)	266.6	180.4	47.78	408.7
4	Operating income margin	20.33%	17.72%	—	21.03%	—	20.67%	18.75%	—	19.12%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	147.3	116.6	26.33	140.2	5.06	287.5	221.5	29.80	469.8
6	Net income	$132.3	$101.9	29.85	$126.6	4.50	$258.9	$195.0	32.77	$417.0
7	EPADS — basic (US$)	0.39	0.31	25.81	0.38	2.63	0.77	0.59	32.20	1.25
8	EPADS — diluted (US$)	0.39	0.30	30.00	0.37	5.41	0.76	0.57	33.33	1.23

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter and half year ended September 30, 2008 is as follows:

	US$ in million

					Half year ended		Year ended
		Three months ended (unaudited)			(unaudited)		(audited)
No.	Particulars	30-09-2008	30-09-2007	30-06-2008	30-09-2008	30-09-2007	31-03-2008
1	Profit as per Indian GAAP consolidated financial statements	$132.9	$101.3	$131.8	$264.7	$193.4	$421.3
2	Stock-based compensation	0.6	(0.8)	(0.9)	(0.3)	(1.4)	(2.4)
3	Others, net	(1.2)	1.4	(4.3)	(5.5)	3.0	(1.9)
4	Net income as per US GAAP financial statements	$132.3	$101.9	$126.6	$258.9	$195.0	$417.0

Standalone Audited financial results for the quarter ended September 30, 2008 as per Indian GAAP

Rs. in crores except as stated otherwise

				Growth
				over		Growth over			Growth
				quarter		quarter			over half
				ended	Quarter	ended			year ended
		Quarter ended		September	ended	June 30,	Half year ended		September	Year ended
Sl.		September 30,		30, 2007	June 30,	2008	September 30,		30, 2007	March 31,
No.	Particulars	2008	2007	(%)	2008	(%)	2008	2007	(%)	2008
1	Income from services
	— Exports	2,621.99	1,883.02	39.24	2,449.65	7.04	5,071.64	3,589.29	41.30	7,889.18
	— Domestic	78.53	65.22	20.41	77.25	1.66	155.78	118.03	31.98	248.10
	Total	2,700.52	1,948.24	38.61	2,526.90	6.87	5,227.42	3,707.32	41.00	8,137.28
2	Other income	83.46	108.20	(22.87)	29.62	181.77	113.08	170.05	(33.50)	257.20
3	Total income	2,783.98	2,056.44	35.38	2,556.52	8.90	5,340.50	3,877.37	37.74	8,394.48
4	Personnel expenses	1,622.89	1,251.05	29.72	1,469.40	10.45	3,092.29	2,310.43	33.84	5,045.54
5	Operating and administration expenses	428.36	295.58	44.92	408.89	4.76	837.25	582.57	43.72	1,263.20
6	Total expenditure	2,051.25	1,546.63	32.63	1,878.29	9.21	3,929.54	2,893.00	35.83	6,308.74
7	Profit before interest, depreciation/amortization and taxation (PBIDT)	732.73	509.81	43.73	678.23	8.04	1,410.96	984.37	43.34	2,085.74
8	PBIDT margin	26.32%	24.79%	—	26.53%	—	26.42%	25.39%	—	24.85%
9	Operating profit (PBIDT without other income)	649.27	401.61	61.67	648.61	0.10	1,297.88	814.32	59.38	1,828.54
10	Operating profit margin	24.04%	20.61%	—	25.67%	—	24.83%	21.97%	—	22.47%
11	Financial expenses	8.95	0.47	1804.26	1.53	484.97	10.48	0.98	969.39	5.94
12	Depreciation/amortization	57.92	32.68	77.23	39.95	44.98	97.87	65.23	50.04	137.94
13	Profit before taxation [7-(11+12)]	665.86	476.66	39.69	636.75	4.57	1,302.61	918.16	41.87	1,941.86
14	Provision for taxation	68.43	59.51	14.99	60.84	12.48	129.27	111.87	15.55	226.12
15	Profit after taxation (PAT)	597.43	417.15	43.22	575.91	3.74	1,173.34	806.29	45.52	1,715.74
16	PAT to Total income	21.46%	20.29%	—	22.53%	—	21.97%	20.79%	—	20.44%
17	Paid-up equity share capital (par value of Rs.2 per share)	134.70	133.71	—	134.50	—	134.70	133.71	—	134.10
18	Reserves excluding revaluation reserves	8,392.23	6,443.23	—	7,843.45	—	8,392.23	6,443.23	—	7,221.71
19	EPS — basic (Rs.) (on par value of Rs. 2 per share)	8.88	6.24	42.31	8.58	3.50	17.45	12.07	44.57	25.66
20	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	8.71	6.09	43.02	8.41	3.57	17.13	11.78	45.42	25.12
21	Dividend per share (on par value of Rs. 2 per share)
	— Interim Dividend (Rs.)	1.00	1.00	—	—	—	1.00	1.00	—	1.00
	— Final Dividend (Rs.)	—	—	—	—	—	—	—	—	2.50
22	Public Shareholding
	— Number of shares	484,813,312	479,566,889	—	483,897,626	—	484,813,312	479,566,889	—	481,399,447
	— Percentage of shareholding	71.99	71.74	—	71.96	—	71.99	71.74	—	71.80

Rs in crores
Segment Reporting:

1	Segment revenue
	Information technology services	2,700.52	1,948.24	38.61	2,526.90	6.87	5,227.42	3,707.32	41.00	8,137.28
	Less: Inter segment revenue	—	—	—	—	—	—	—	—	—
	Net Sales / Income from operations	2,700.52	1,948.24	38.61	2,526.90	6.87	5,227.42	3,707.32	41.00	8,137.28
2	Segment profit /(loss) before tax and interest
	Information technology services	591.35	368.93	60.29	608.66	(2.84)	1,200.01	749.09	60.20	1,690.60
	Less : Financial expenses	8.95	0.47	1,804.26	1.53	484.97	10.48	0.98	969.39	5.94
	Add: Other income	83.46	108.20	(22.87)	29.62	181.77	113.08	170.05	(33.50)	257.20
	Total profit before tax	665.86	476.66	39.69	636.75	4.57	1,302.61	918.16	41.87	1,941.86
3	Capital employed
	Information technology services	4,475.30	2,747.82	62.87	3,821.59	17.11	4,475.30	2,747.82	62.87	3,331.55

Notes:

1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: October 17, 2008	Managing Director
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the quarter ended June, 2008 furnished to the United States Securities and Exchange Commission on July 25, 2008 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.